SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: May 11, 2005	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Announces First Quarter Results

• Loss of $3.6mm ($0.17 per share)
• 6,000 tonnes in New Business orders from the US

Oakville, Ontario, May 11, 2005 – Bennett Environmental Inc. today announced operating and financial results for the three months ended March 31, 2005.

The consolidated net loss for the quarter was $3.6 million ($0.17 per share) on revenues of $3.9 million, compared to a net loss $0.3 million ($0.02 per share) on revenues of $8.9 million in the first quarter of 2004.

Approximately 4,200 tonnes of soil were processed at the Company’s Saint Ambroise, Quebec facility and 201,000 kilograms of material were processed at the MRR Cornwall facility. In addition, Bennett disposed of approximately 5,000 tonnes of non-hazardous soil directly from customers to landfills. Revenue for the Quebec facility was approximately $2.5 million, for the Cornwall facility was approximately $0.6 million and revenue from the disposal of non-hazardous soil was $0.8 million.

In the first quarter of 2004, approximately 19,500 tonnes of soil was processed at the Quebec facility, while 256,000 kilograms of material was processed in Cornwall and the Company disposed of approximately 7,800 tonnes of non-hazardous soil directly to landfills in the first quarter of 2004. Revenue was $6.6 million from the Quebec facility, $0.9 million for the Cornwall facility and $1.4 million from the disposal of non-hazardous soil in the first quarter of 2004.

Average revenue per tonne for soil processing was approximately $595 per tonne in 2005, compared to $338 per tonne in 2004. Revenue per tonne recorded in 2004 included 15,900 tonnes of low value material from the Saglek project which was recorded at $264 per tonne.

For the first quarter, contribution margins (defined as revenue less operating expenses) were flat compared to a positive contribution of $3.2 million in the same period a year earlier. Overall contribution margins for the first quarter were negatively impacted by high transportation costs, low volumes of soil including material requiring additional processing time.

Operating costs in the first quarter of 2005 were $4.0 million compared to $5.7 million for the same period a year ago, chiefly as a result of lower volumes. Higher per ton costs were related to two main factors: transportation and low volumes. Higher fuel charges and related fuel surcharges on transportation added approximately 16% to freight costs. Lower volumes accounted for the balance of the additional costs. Administration and Business Development costs totalled $4.7 million in the first quarter of 2005 compared to $3.1 million for the same period a year earlier. Professional fees and higher insurance costs accounted for the increase. Costs associated with the class action litigation, the related OSC and SEC investigations increased $0.8 million compared with the first quarter of 2004. Higher insurance costs accounted for approximately $0.3 million and higher professional fees associated with accounting, auditing and accounted for approximately $0.3 million.

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For Immediate Release

Amortization for the first quarter of 2005 was $1.0 million compared to $0.7 million a year ago. The increase relates to the amortization of certain assets and licenses purchased from Eli-Ecologic in late 2003.

In the first quarter of 2005, cash used for operating activities before changes in operating working capital amounted to $4.3 million. Cash used by operating working capital was approximately $1.4 million, for a net use of cash from operations of approximately $5.7 million for the quarter. The principal use of cash from operating working capital was a pre-payment of insurance premiums for the year. Cash used for accounts receivable was principally offset by cash generated by accounts payable.

At the end of the quarter, the Company had cash and equivalents of $8.2 million and working capital totalled $20.8 million.

Outlook

“While shipments were slow in the quarter, I’m encouraged that we secured approximately 6,000 tonnes of new U.S. orders that arrived in the first quarter or were scheduled to arrive in the early part of the second quarter from new customers”, said Al Bulckaert, President and CEO. “As well, I’ve just returned from a site visit at the New Jersey Federal Creosote project and officials there expect to commence excavation activities in July. We expect to receive approximately 5,000 - 10,000 tonnes of soil from Federal Creosote for the balance of 2005.”

Bennett expects to process 10,000 tonnes of soil in the second quarter and will shut its operations in Saint Ambroise, Quebec for the month of June.

“The Company and the Quebec Ministry of Sustainable Development, Environment and Parks of Quebec are continuing their discussions towards developing an action plan for Récupère Sol on air emissions that is acceptable for the Ministry. The Company believes that its plant will comply with the norms established by the Ministry. Discussions are progressing and the Company hopes that the discussions will be completed during the next quarter.”

“It’s too early to provide a detailed outlook, but our objective for 2005 is to process approximately 50,000 tons of soil at Saint Ambroise. We are encouraged by our progress, particularly in the US market, however, there is no assurance we will reach this objective in what remains a difficult and competitive market. We look forward to discussing our plans in more detail at the Annual Meeting on May 11th, and thereafter,” concluded Mr. Bulckaert.

Bennett Environmental Inc. will hold its Annual General Meeting (AGM) on Wednesday, May 11th, 2005 at 4:00 PM at the Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario. At the AGM, management will discuss results for the first quarter of 2005 together with its progress and plans for 2005. A webcast of the AGM will be broadcast live on the Company’s website at www.bennettenv.com on May 11th, 2005. Investors who are unable to

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For Immediate Release

attend the AGM in person can e-mail questions regarding the results at info@bennettenv.com up to 3:00 PM today.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

FORWARD LOOKING STATEMENTS

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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For Immediate Release

Bennett Environmental Inc.
Consolidated Balance Sheet
(Unaudited)
(Expressed in Canadian dollars)
As at March 31, 2005 with comparative figures
as at December 31, 2004

	March 31, 2005	December 31, 2004

ASSETS
Current Assets:
Cash and cash equivalents	$8,209,686	$15,180,060
Accounts receivable	14,160,365	14,316,648
Deferred costs	1,117,837	331,709
Income tax receivable	3,526,819	3,417,204
Note receivable	315,000	315,000
Prepaid expenses and other	2,633,783	1,199,871

Total Current Assets	29,963,490	34,760,492

Future income tax asset	2,665,086	891,826
Property, plant and equipment	49,214,744	48,920,377
Other Assets	4,701,964	4,793,069
Goodwill	646,638	646,638

	$87,191,922	$90,012,402

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$7,000,945	$6,646,005
Deferred revenue	1,073,220	661,557
Current portion long-term debt	1,093,405	1,218,405

	9,167,570	8,525,967

Long -term debt	1,483,045	1,483,045

Shareholders’ Equity:
Share capital	67,637,008	67,644,681
(Common shares outstanding 21,415,940 (2004 – 21,415,940)
Contributed surplus	1,755,591	1,595,205
Retained Earnings	7,148,708	10,763,504

	76,541,307	80,003,390

	$87,191,922	$90,012,402

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For Immediate Release

Bennett Environmental Inc.
Consolidated Statement of Operations and Retained Earnings
(Unaudited)
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2005
with comparative figures
for the Three-Month Period Ended March 31, 2004

	3 months ended	3 months ended
	March 31, 2005	March 31, 2004

Sales	$3,916,979	$8,942,184

Expenses:
Operating costs	3,979,258	5,682,943
Administration and business development	4,676,292	3,081,986
Amortization	970,245	657,337
Foreign exchange	(42,868)	(3,688)
Interest expense	6,019	25,568

	9,588,946	9,444,146

Loss before undernoted	(5,671,967)	(501,962)

Interest and other income	174,294	120,879

Loss before income taxes	(5,497,673)	(381,083)

Income tax expense (recovery)

Current	(109,617)	57,765
Future	(1,773,260)	(104,005)

	(1,882,877)	(46,240)

Loss for the period	(3,614,796)	(334,843)

Retained Earnings, beginning of period	10,763,504	29,298,743

Retained Earnings, end of period	$7,148,708	$28,963,900

Basic earnings per share	(0.17)	(0.02)

Fully diluted earnings per share	(0.17)	(0.02)

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For Immediate Release

Bennett Environmental Inc.
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2005
with comparative figures for
the Three-Month Period Ended March 31, 2004

	3 months ended	3 months ended
	March 31, 2005	March 31, 2004

Cash provided by (used in):
Operations:
Loss for the period	$(3,614,796)	$(334,843)
Items not involving cash:
Amortization	970,245	657,337
Gain on disposal of capital assets	(5,507)	—
Stock-based compensation	160,386	169,059
Loss on investments	—	33,299
Future income taxes	(1,773,260)	(104,005)

Changes in operating working capital:
Accounts receivable	156,283	2,905,210
Deferred Costs	(786,128)	56,960
Prepaid expenses and other	(1,433,912)	(1,083,359)
Accounts payable and accrued liabilities	354,942	(4,157,175)
Income taxes receivable	(109,617)	(2,818,232)
Deferred revenue	411,663	(721,088)
	-5,669,701	-5,396,837

Investments:
Proceeds on disposal of property, plant and equipment	8,000	—
Purchase of property, plant and equipment	-1,091,077	-9,400,698
Increase in license, permits and other assets	(84,923)	(405,673)

	-1,168,000	-9,806,371

Financing:
Repayments of long-term debt	(125,000)	(106,776)
Share capital issued for cash net of costs	(7,673)	25,955,202

	(132,673)	25,848,426

Increase (decrease) in cash and cash equivalents	(6,970,374)	10,645,218

Cash and cash equivalents, beginning of period	15,180,060	12,586,353

Cash and cash equivalents, end of period	$8,209,686	$23,231,571

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